UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G21107100

(CUSIP Number)

Jeremy Pinh Yee

Cordlife Group Limited

1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09

Singapore 768160

Telephone: +65 6238-0808

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Shirin Tang

Morrison & Foerster LLP

50 Collyer Quay, #12-01 OUE Bayfront

Singapore 049321

Telephone: +65 6922-2000

October 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100		13D/A

1	Name of Reporting Person Cordlife Group Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐	(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,809,020 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,809,020 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,809,020
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.8% (2)
14	Type of Reporting Person CO

(1) Assumes conversion in full of the 7% senior convertible note due 2017 held by Cordlife (as defined below).

(2) Based upon 73,003,248 Shares outstanding as of June 30, 2015, as disclosed in China Cord Blood Corporation’s report filed on Form 6-K as of August 26, 2015. Assumes the issuance of an additional 8,809,020 Shares upon conversion in full of the 7% senior convertible note due 2017 held by Cordlife.

This amendment (this “Amendment”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of China Cord Blood Corporation, a Cayman Islands corporation (the “Issuer”). The Issuer’s principal executive office is located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

This Amendment is being filed to report the completion of the sale by Cordlife Group Limited (“Cordlife”) to Golden Meditech Holdings Limited (“GM”) of 7,314,015 Shares (the “Sale Shares”), pursuant to the Purchase Agreement (the “Purchase Agreement”), dated as of May 8, 2015, between Cordlife and GM.

This Amendment amends, with respect to Cordlife only, the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on August 25, 2014 with the Securities and Exchange Commission, as amended on October 17, 2014, November 10, 2014 and May 8, 2015 (the “Statement”), by supplementing the Statement with the information set forth herein.

Item 3.         Source and Amount of Funds and Other Consideration.

Item 3 of the Statement is hereby amended and supplemented by the following:

The information set forth in Item 6 of the Statement and this Amendment is hereby incorporated by reference into this Item 3.

Pursuant to the Purchase Agreement and Letter Agreement (as defined below), the consideration Cordlife received from GM for the Sale Shares was $46,809,696.00, and the consideration Cordlife expects to receive from GM for the 7% senior unsecured convertible note issued by the Issuer to Cordlife with an aggregate principal amount of $25,000,000 (the “Cordlife Note”) is $61,677,033.56.

Item 4.         Purpose of the Transaction.

Item 4 of the Statement is hereby amended and supplemented by the following:

The information set forth in Item 6 of this Amendment is hereby incorporated by reference into this Item 4.

Item 5.         Interest in the Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented by the following:

The information set forth in Item 6 of this Amendment is hereby incorporated by reference into this Item 5.

As of Cordlife’s sale of the Sale Shares pursuant to the Purchase Agreement and Letter Agreement on October 30, 2015, Cordlife’s beneficial ownership interest in the Issuer consists solely of the Cordlife Note, as described on the cover page of this Amendment. Upon Cordlife’s disposition of the Cordlife Note on the Note Completion Date (as defined below), Cordlife expects to have no beneficial ownership interest in the Issuer.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by the following:

All conditions to completion of the Purchase Agreement were fulfilled or waived as of October 15, 2015. Cordlife and GM have accordingly agreed that the Completion Date applicable both to the sale of (i) the Sale Shares and (ii) the Cordlife Note is October 30, 2015. The sale of the Sale Shares was completed on October 30, 2015.

At the request of GM, Cordlife and GM entered into a Letter Agreement (the “Letter Agreement”), dated as of October 29, 2015, in order to provide for completion of the sale of the Cordlife Note on a date no later than November 13, 2015 to be agreed between Cordlife and GM (the “Note Completion Date”).

The above description of the Letter Agreement is qualified in its entirety by reference to the complete text of the Letter Agreement, a copy of which is included as Exhibit 99.12 and is incorporated by reference in its entirety into this Item 6.

Item 7.         Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by the following:

The following document is filed as an exhibit:

99.12      Letter Agreement, dated as of October 29, 2015, between Cordlife and GM

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2015
CORDLIFE GROUP LIMITED

	By:	/s/ Jeremy Pinh Yee
	Name:	Jeremy Pinh Yee
	Title:	Chief Executive Officer